[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

February 10, 2014

Via Facsimile and Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Home Bancorp Wisconsin, Inc.
  Registration Statement on Form S-1 (Registration No. 333-189668)
    Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Home Bancorp Wisconsin, Inc. in requesting that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that it will become effective at 12:00 noon Eastern time on February 11, 2014, or as soon thereafter as may be practicable.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

/s/ Allan D. Jean
Name: Allan D. Jean
Title: Director